As filed with the Securities and Exchange Commission on April 29, 2002

# FORM 6-K

# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

**Report of Foreign Private Issuer**
**For the month of April 2002**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



# MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ............................N/A..........................................................................................

MTG
MODERN TIMES GROUP

## MODERN TIMES GROUP MTG AB

## FINANCIAL RESULTS FOR THE PERIOD JANUARY - MARCH 2002

Stockholm, 24 April 2002 - Modern Times Group MTG AB ("MTG") (Stockholmsbörsen: MTGA, MTGB; Nasdaq: MTGNY) today announced its preliminary financial results for the first three months of 2002.

- **NET SALES AMOUNTED TO SEK 1,417 (1,508) MILLION, IN SPITE OF WEAK ADVERTISING MARKETS.**
- **OPERATING INCOME AMOUNTED TO SEK 20 (66) MILLION, DUE TO LOWER SALES AND INVESTMENTS IN NEW OPERATIONS.**
- **PRE-TAX PROFIT UP 61% TO SEK 61 (38) MILLION, AND EARNINGS PER SHARE INCREASED TO SEK 0.48 (0.35).**
- **PAY-TV OPERATING INCOME MORE THAN DOUBLED TO SEK 61 (30) MILLION.**
- **TV-SHOP REPORTED PROFIT OF SEK 4 (-0) MILLION.**
- **MTG ACQUIRED 36.3% OF STORYFIRST COMMUNICATIONS INC., WHICH OWNS THE SECOND LARGEST COMMERCIAL TV-NETWORK IN RUSSIA.**

FAX RECEIVED
04/24/2002
AT 15:00 PM

## FINANCIAL SUMMARY

| *In SEK million* | Jan - Mar 2002 | Jan - Mar 2001 | Full Year 2001 |
|---|---|---|---|
| Net sales | 1,417 | 1,508 | 6,402 |
| Earnings before depreciation and amortisation | 83 | 122 | 611 |
| Operating income | 20 | 66 | 375 |
| Non-recurring items | - | - | -15 |
| Net interest and other financial items * | 41 | -28 | -110 |
| Pre tax profit * | 61 | 38 | 250 |
| Net income | 32 | 24 | 121 |
| Earnings per share (SEK) | 0.48 | 0.35 | 1.82 |
| Total assets | 7,228 | 6,296 | 6,941 |

* Net interest and other financial items includes net interest costs of SEK -15 million, and net positive exchange rate gains of SEK 56 million, of which SEK 47 million relates to the translation of the convertible bonds from EUR to SEK.

## THE GROUP

MTG is an international media company with principal operations in eight countries in the Scandinavian and the Baltic regions. Certain subsidiaries operate globally and consequently MTG totally operates in more than 30 countries. The business consists of seven business areas. TV operations are included in Viasat Broadcasting, production of movies and TV-programmes in Modern Studios, traditional home-shopping and e-commerce in Modern Interactive, subtitling and dubbing in SDI Media, printed products including services containing financial information in MTG Publishing, commercial radio stations in MTG Radio, and new businesses such as a digital TV and mobile Internet services in New Media.

MTG is the largest Free-TV operator in the Nordic and Baltic regions, as well as the third largest DTH Pay-TV operator in Europe, with the largest number of digital DTH subscribers in the Nordic region.
MTG is the global market leader when it comes to subtitling and dubbing, and the largest commercial radio operator in northern Europe. Through Strix Television, MTG is the leading Reality TV producer on the international market.

In February MTG acquired 36.3% of the shares in the privately owned US company, StoryFirst Communications, Inc. The company owns a majority stake in the second largest commercial TV network in Russia as well as shares in six Russian radio stations. The deal is subject to approval from the Russian regulatory authorities.

During the quarter MTG acquired the weekly business paper Vision which was merged with the daily financial paper Finanstidningen to create Finans Vision, as an aggressive move to attract new target groups as well as advertisers.

MTG also acquired Stockholm's largest commercial radio station Lugna Favoriter as well as Wow 105,5 as well as the remaining shares in MTG's Estonian TV and radio operations, TV3 Estonia and Star FM Estonia, during the first quarter of 2002.

Viasat launched the new TV channels, Viasat Explorer and Viasat Sport in Denmark, at the beginning of the quarter, and Viasat+ was re-launched as ZTV in Norway.

## OPERATING REVIEW BY BUSINESS AREA

### Viasat Broadcasting

Viasat Broadcasting produces and broadcasts 19 TV-channels in nine countries. The channels include the well-known brands TV3 and TV1000. From being a successful Scandinavian and Baltic broadcaster, the formats have recently been exported to new growth territories such as Viasat3 in Hungary and Darial TV in Russia. Viasat Broadcasting also acquired 36,3% of StoryFirst Communications Inc. during the quarter, which owns the second largest commercial TV channel in Russia, CTC. Despite the weak advertisement markets the free-to-air TV channels have showed a solid performance.

Net sales for the Pay TV operations, increased by 13% and the operating income more than doubled year-on-year. Viasat Pay-TV subscription sales have been low during the quarter, due to reduced marketing activities. New aggressive sales campaigns have been successfully introduced since the beginning of April.

| *(Thousands subscribers)* | Mar 2002 | Mar 2001 |
|---|---|---|
| Cardholders | 1,078 | 1,096 |
| - of which, digital subscribers | 559 | N/A |
| Viasat Gold package premium subscribers | 425 | 367 |
| Other premium package subscribers | 34 | 39 |
| TV1000 | 492 | 453 |

Net sales: SEK 1,006 (1,026) million
Operating income: SEK 66 (89) million

### Modern Studios

Modern Studios includes the content producing companies of MTG, with the leading production house of Reality TV formats - Strix Television, the market leader of Swedish cinema distribution – Sonet, the international film movie rights company – Modern Entertainment, and the new game producer Modern Games as well as the boxing promotion company Modern Sports and Events. Despite weak market conditions which affected sales for the business area, Strix Television's operating profit increased by 23% year-on-year.

Net sales: SEK 137 (172) million.
Operating income: SEK 9 (19) million.

### Modern Interactive

Modern Interactive includes traditional home shopping through TV-Shop, e-commerce through CDON which is the second largest Internet CD retailer in Scandinavia, and the logistics company, ECL.

TV-Shop reaches more than 100 million people in Europe, and has expanded further during the quarter by launching its 24-hour a day shopping channel PIN24 in Germany, Austria and Switzerland and thereby adding another 20 million people in reach. Net sales decreased due to the actions taken to turn around the TV-Shop operations into profitability and, as a result, TV-Shop reported a quarterly operating profit for the first time in two years.

CDON increased its revenues by 56% in the quarter and the company was profitable for the third consecutive quarter.

Net sales: SEK 171 (212) million.
Operating income: SEK 8 (9) million

**SDI Media**

SDI Media operates in 19 countries and is the global market leader in the field of translating, subtitling and dubbing for TV, Video, Film and DVD, with more than 60% of the world market share in DVD feature subtitling. SDI Media has contracts with all of the major Hollywood Studios as well as international TV-channels such as Discovery.

The business area increased net sales by 7% in the first quarter, improved operating income by 33%, and delivered an operating profit margin of 9% (7%).

Net sales: SEK 90 (84) million.
Operating income: SEK 8 (6) million.

**Publishing**

Publishing includes the Group's companies that produce information services in the financial segment, such as Finans Vision, the second largest daily business paper in Sweden, and TV8, a Scandinavian TV-channel, which is focused on the financial markets. The successful publishing house, Brombergs, is also incorporated in the business area, as well as the Swedish monthly magazine, Moderna Tider.

The weekly newspaper, Vision, was acquired in February and merged with Finanstidningen in March to create a new concept daily business paper, Finans Vision, which is more aggressive and focused on the new industries such as media, telecom, biotech and finance. Net sales decreased due to the interruption in publishing prior to the launch of Finans Vision and the weak advertising markets. Non-recurring restructuring costs adversely affected the income for the division during the quarter. TV8 improved earnings during the period following cost reductions.

Net sales: SEK 39 (53) million
Operating income: SEK -28 (-14) million

**Radio**

MTG Radio is the largest commercial radio operator in northern Europe, and owns or holds stakes in the leading commercial radio networks in Sweden (Rix FM), Norway (P4 Radio

Hele Norge), and Finland (Radio Nova). In addition to this the Group owns the Star FM radio stations in Estonia and Latvia and Power Hit Radio in Tallinn. MTG Radio acquired Lugna Favoriter during the quarter and is thereby the owner of the two highest rated commercial radio stations in Stockholm, Lugna Favoriter and Power Hit Radio.

Net sales increased due to the acquisition of Lugna Favoriter and Wow 105.5. The operating income was affected by non-recurring restructuring costs in connection with the acquisition.

Net sales: SEK 32 (30) million
Operating income: SEK -12 (3) million.

**New Media**

New Media includes MTG's teletext operations in Scandinavia and in Spain, the new services on the digital-TV platform and mobile Internet services. The division also includes MTGs 50% share of the Nordic operations of Everyday.com.

The growth in net sales is mainly attributable to a strong performance in the teletext operation, which also expanded its business during the quarter by introducing teletext services on eight additional TV stations in Spain. Everyday.com was downscaled during the quarter in order to increase profitability.

Net sales: SEK 29 (21) million
Operating income: SEK -4 (-15) million.

## FINANCIAL REVIEW

**Equity/assets ratio**
The Group's equity to assets ratio was 43% (44%) at 31 March 2002. The ratio is defined as the sum of consolidated equity and minority interests, including the € 120 million of subordinated convertible debentures, as a percentage of total assets.

The Group also has minority interests in TV4 AB and P4 Radio Hele Norge ASA, as well as shares in, and a convertible loan to, Metro International S.A. These holdings are treated as fixed assets. The aggregate market value of these securities amounted to SEK 1,477 (1,825) million at 31 March 2002. The combined book value of these securities amounts to SEK 576 (576) million. After adjusting for this premium and deferred tax, the equity to assets ratio at 31 March 2002 was 48% (51%).

**Liquid funds**
The Group's liquid funds, including available credit facilities, amounted to SEK 735 (828) million at 31 March 2002.

**Net debt**
The Group's net debt amounted to SEK 917 (889) million at the close of the reporting period. The Group's net debt is defined as interest-bearing liabilities, including the convertible debentures, less interest-bearing assets. Excluding the convertible debentures, MTG's net debt amounted to SEK -166 million.

**Capital expenditure**
The Group's capital expenditure during the first quarter of the year amounted to SEK 27 (26) million. In addition to this the group invested 61(-) million in shares.

**Depreciation**
The Group's depreciation and amortisation amounted to SEK 63 (56) million in the period.

**Earnings per share**
Earnings per share amounted to SEK 0.48 (0.35).

## OTHER INFORMATION

**Financial results for the second quarter of 2002**

MTG's financial results for the first half of 2002 and three months ended 30 June 2002 will be released on 5 August 2002.

**Annual report**

MTG's annual report will be distributed to shareholders and made available at the Company's head office at Skeppsbron 18, Box 2094, 103 13 Stockholm.

**Annual General Meeting**

The annual shareholders' general meeting will be held on Thursday 16 May 2002, at 09.30 a.m. at Gamla Stans Bryggeri, Tullhus 2, Skeppsbrokajen in Stockholm.

This interim report has not been subject to review by the Company's auditors.

Stockholm, April 24, 2002

Hans-Holger Albrecht
President & CEO

**For further information, please visit www.mtg.se, email info@mtg.se, or contact:**

| | |
|---|---|
| Hans-Holger Albrecht, President & CEO | tel: +46 (0) 8 562 000 50 |
| Mia Brunell, Chief Financial Officer | tel: +46 (0) 8 562 000 50 |
| Matthew Hooper, Investor & Press Relations | tel: +44 (0) 20 7321 5010 |

Modern Times Group MTG AB has seven business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries), New Media (text-TV, interactive digital-TV, Internet, and mobile Internet), Radio (seven networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

| CONSOLIDATED STATEMENT OF PROFIT & LOSS (MSEK) | 2002 Jan-Mar | 2001 Jan-Mar | 2001 Full year |
|---|---|---|---|
| Net sales | 1 417 | 1 508 | 6 402 |
| Cost of goods and services | -958 | -984 | -4 104 |
| **Gross income** | 459 | 524 | 2 298 |
| Selling, administrative, research and development expenses | -378 | -383 | -1 745 |
| Other operating revenues | 9 | 5 | 21 |
| Other operating expenses | -56 | -56 | -224 |
| Share in earnings of associate companies | -14 | -24 | 25 |
| *Non-recurring items* | | | |
| Viasat digital project | - | - | -15 |
| **Operating income (EBIT)** | 20 | 66 | 360 |
| Net financial revenue and expense | 8 | -28 | -43 |
| **Income after financial revenue and expense excluding interest on convertible debentures** | 28 | 38 | 317 |
| Unrealised exchange rate gains/losses relating to convertible debentures | 47 | - | -34 |
| Interest on convertible debentures | -14 | - | -33 |
| **Income before tax** | 61 | 38 | 250 |
| Taxes | -32 | -15 | -132 |
| Minority interests | 3 | 1 | 3 |
| **Net income for the period** | 32 | 24 | 121 |
| Shares outstanding at quarter-end excl. convertible debentures and options | 66.375.156 | 66.375.156 | 66.375.156 |
| Shares outstanding at quarter-end incl. convertible debentures and options* | 66.375.156 | 66.375.156 | 66.375.156 |
| Basic average number of shares outstanding | 66.375.156 | 66.375.156 | 66.375.156 |
| Fully diluted number of shares outstanding* | 66.375.156 | 66.375.156 | 66.375.156 |
| Basic earnings per share (SEK) | 0.48 | 0.35 | 1.82 |
| Fully diluted earnings per share (SEK)* | 0.48 | 0.35 | 1.82 |

* The Group has issued convertible debenture loans that may be converted into 2.790.994 new class B-shares, and a share option programme that may be converted into 2.052.840 new class B-shares. These have not been included in the dilution as the conversion price is higher than the market price at the 31 March 2002.

| REVIEW BY BUSINESS AREA (MSEK) | 2002 Jan-Mar | 2001 Jan-Mar | 2001 Full Year |
|---|---|---|---|
| **Net sales by business area** | | | |
| Viasat Broadcasting | 1 006 | 1026 | 4 550 |
| New Media | 29 | 21 | 107 |
| Radio | 32 | 30 | 124 |
| Publishing | 39 | 53 | 196 |
| Modern Interactive | 171 | 212 | 755 |
| SDI Media | 90 | 84 | 397 |
| Modern Studios | 137 | 172 | 627 |
| Parent company and other companies | 27 | 24 | 110 |
| Eliminations | -114 | -114 | -464 |
| | 1 417 | 1 508 | 6 402 |
| **Operating income by business area** | | | |
| Viasat Broadcasting | 66 | 89 | 550 |
| Viasat digital project | - | - | -15 |
| New Media | -4 | -15 | -70 |
| Radio | -12 | 3 | 13 |
| Publishing | -28 | -14 | -82 |
| Modern Interactive | 8 | 9 | -33 |
| SDI Media | 8 | 6 | 42 |
| Modern Studios | 9 | 19 | 79 |
| Parent company and other companies | -25 | -28 | -112 |
| Eliminations | -2 | -3 | -12 |
| | 20 | 66 | 360 |

| CONSOLIDATED BALANCE SHEET (MSEK) | 31 Mar 2002 | 31 Mar 2001 | 31 Dec 2001 |
|---|---|---|---|
| **Non-current Assets** | | | |
| Capitalised development expenses | 57 | 66 | 62 |
| Beneficial rights | 311 | 321 | 310 |
| Goodwill | 1 053 | 1 020 | 1 033 |
| Machinery and equipment | 241 | 282 | 253 |
| Shares and participations | 482 | 304 | 406 |
| Long term receivables | 1 029 | 950 | 1 045 |
| | 3 173 | 2 943 | 3 109 |
| **Current assets** | | | |
| Inventory | 1 761 | 1 415 | 1 725 |
| Current receivables | 1 826 | 1 770 | 1 852 |
| Cash, cash equivalents and short term investments | 468 | 168 | 255 |
| | 4 055 | 3 353 | 3 832 |
| **Total assets** | 7 228 | 6 296 | 6 941 |
| **Shareholders' equity** | | | |
| Restricted equity | 1 809 | 1 673 | 1 733 |
| Non-restricted equity | 247 | 173 | 215 |
| | 2 056 | 1 846 | 1 948 |
| **Minority equity interests** | 4 | 3 | 5 |
| **Provisions** | 123 | 145 | 132 |
| **Long term liabilities** | | | |
| Convertible debenture loan 2001/2006 | 1 083 | | 1 130 |
| Other interest bearing liabilities | 677 | 1303 | 361 |
| Non-interest bearing liabilities | 32 | 54 | 27 |
| | 1 792 | 1357 | 1 518 |
| **Current liabilities** | | | |
| Other interest bearing liabilities | 350 | 250 | 350 |
| Non-interest bearing liabilities | 2 903 | 2 695 | 2 988 |
| | 3 253 | 2 945 | 3 338 |
| **Total shareholders' equity and liabilities** | 7 228 | 6 296 | 6 941 |

| CONSOLIDATED STATEMENT OF CASH FLOWS | 2002 Jan-Mar | 2001 Jan-Mar | 2001 Full year |
|---|---|---|---|
| Net income for the period | 32 | 24 | 121 |
| Adjustments to reconcile net income to net cash provided by operations | 56 | 97 | 220 |
| Changes in working capital | -86 | -320 | -419 |
| **Net cash flow from operations** | 2 | -199 | -78 |
| Investments in shares in subsidiaries and associates | -61 | - | -76 |
| Other investments in shares | - | 0 | -84 |
| Investments in other non-current assets | -27 | -26 | -106 |
| Other cash flow from investing activities | - | 0 | 48 |
| **Cash flow to investing activities** | -88 | -26 | -218 |
| **Cash flow from/to financing activities** | 299 | 101 | 259 |
| **Net change in cash and cash equivalents for the period** | 213 | -124 | -37 |

| RECONCILIATION OF SHAREHOLDERS' EQUITY (MSEK) | Share capital | Restricted reserves | Non-restricted Reserves | Total |
|---|---|---|---|---|
| Closing balance at December 31, 2001 | 332 | 1 400 | 216 | 1 948 |
| Net result for January-March 2002 | - | - | 32 | 32 |
| Currency translation differences | - | - | 76 | 76 |
| Transfer between restricted and non-restricted reserves | - | 77 | -77 | 0 |
| **Closing balance at March 31, 2002** | 332 | 1 477 | 247 | 2 056 |

C. Bull

MTG
MODERN TIMES GROUP

FOR IMMEDIATE RELEASE 23 April 2002

# RIX FM TO BE BROADCAST ON ÅLAND

**Modern Times Group MTG AB, the international media group, today announced that RIX FM, Sweden's largest commercial radio network, is to begin broadcasting to the Åland Islands. The new venture is a co-operation with local media company, UI Media AB, which recently received a commercial radio broadcasting license for the Åland Islands.**

Hans-Holger Albrecht, President and CEO of MTG, commented: "The Åland Islands are an immensely popular holiday destination for Swedes, and advertising on RIX FM will enable both Swedish and local advertisers to access attractive listener groups. The Åland Islands broadcasts will further strengthen RIX FM's position as by far the largest radio network in Sweden."

Åland has a permanent population of 26,000, and also attracts large numbers of holidaymakers during the summer. The native language in the Åland Islands is Swedish and the broadcasts will be the same as in Sweden and supplemented with local programmes.

**For further information, please visit www.mtg.se, email info@mtg.se, or contact:**
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

*Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses – teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).*

*Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).*

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: ____________________
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: April 29, 2002